Rowheels, Inc.

Retail | Hardware | Technology | Marketplace | B2C

Revolutionize access to rehabilitation products and lower healthcare cost

REHABPULSE.COM MIDDLETON WISCONSIN





ROWHEELS

Rowheels re-invented the wheelchair by its pull wheel technology, offering one of the only solution to the medical problem that existed since 140 years of traditional push motion wheelchairs. Rowheels reinvented the distribution through its unique online marketplace that will now also process insurance claim online, cutting middlemen and cost.

Gaurav Mishra CEO @ Rowheels, Inc.

Why you may want to support us...

1. Causing one of the biggest disruption in the US healthcare industry and reducing healthcare cost
2. Business segment has exponential growth due to ageing population and ecommerce growth in Covid-19.
3. Unique investment opportunity in healthcare segment being already pursued by Google, Amazon & Apple
4. Big opportunity to reform the US medical insurance system and lower the cost of medical equipment.
5. Positioned to be "amazon of rehab World" and now create "First Online benefits marketplace"
6. Support business operating in the growing ageing population within the healthcare sector.
7. Not just High return on investment but also added benefit of supporting a business with good cause.
8. Leading technology platform not just within Rehab medical industry but across most of the industries

Why investors ❤ us

WE'VE RAISED $5,419,992 SINCE OUR FOUNDING

The founder

MAJOR ACCOMPLISHMENTS



Gaurav Mishra

CEO

Gaurav Mishra, a world class medical tech CEO leads the Company with recent experience as President of largest global player in this industry and led a turnaround as CEO of leading US medical equipment insurance billing company.

in

In the news

Downloads

Investor Slides 2020 Final.pdf

Revolutionizing global access to the best rehabilitation products.

Rowheels, Inc. ("Rowheels or "Company") mission is to revolutionize global access to the best rehabilitation products by reinventing the distribution channel in an industry segment experiencing exponential growth due to the aging population.

How it all began — We created the world's first therapeutic wheelchair. Say goodbye to aches and pains.

Rowheels successfully developed, tested, patented and manufactured the world's first therapeutic wheelchair technology that greatly reduces the pains and aches normally associated with 70% users of traditional push wheelchairs.



Wheelchair created by a NASA engineer, Salim Nasser.


Solving the problems of wheelchair users
ROWHEELS
"(ROWHEELING) MAY SUBSTANTIALLY PROTECT THE SUBACROMIAL STRUCTURES FROM IMPINGEMENT TO PREVENT INJURY & PAIN, AND PRESERVE MOBILITY, INDEPENDENCE, AND PARTICIPATION FOR INDIVIDUALS LIVING WITH PARAPLEGIA."
Rancho Los Amigos Nat'l Rehab Center
Los Angeles
ROWHEELS' revolutionary technology uses a unique rowing motion that:
Reduces/eliminates pains, aches and injuries to the shoulders
Builds upper body strength and keeps you mobile
Improves posture and breathing capacity
Page 7

A pleasant surprise

Instead of relying upon the traditional and cost-intensive dealer channel, Rowheels has further developed a unique and efficient online marketplace that now sells its own proprietary products and that of the entire rehabilitation industry.

The online platform is designed and custom-built for the rehab industry, first of its kind, offers great benefits to both the sellers and buyers to get the best deals. Top manufacturers from the industry have quickly embraced this platform and Rowheels is positioning itself to control the distribution space.

The opportunity

Rowheels with Rehabpulse is a potentially high growth business and with the future vision to build a seamless platform that will manage patient prescription and allow automated billing of the insurance claim, first time ever in the industry with potential $100mn revenue growth in just 3 years.

This is somewhat a repeat to what Pillpack did in the pharmacy industry, eventually acquired by Amazon in 2018 just under $1bn.


Pill Pack
How it works
Pricing
Reviews
Folks
Help
Sign In
Get Started
Your medication, delivered
8:00 AM
Monday
PillPack is a full-service pharmacy designed around your life.


TC
Amazon buys PillPack, an online pharmacy, for just under $1B
Ingrid Lunden @ingridlunden / 6:07 am PDT • June 28, 2018
Comment



The team

Mishra, a world-class medical tech CEO leads the Company in executing a disruptive market-changing strategy. Gaurav has combined past experience as President of the largest global player in this industry and led a turnaround as CEO of a leading medical insurance billing company. This is a unique investment opportunity within the healthcare segment already pursued by Google, Amazon, and Apple as they aim to redefine the healthcare space.

The problem

The durable medical equipment industry has yet to embrace the digital retail revolution, big players are forced to keep established dealer relationships and sales force, the small players don't have enough financial strength and relationships to penetrate the dealer network. Rowheels faced a similar challenge initially while trying to penetrate with its product through the traditional dealer channel and ultimately successful by pursuing it through direct online sales. The few online marketplaces that exist today in the industry charge unrealistic commissions to vendors, lack customer service, have a manual process with lengthy lead times to register or make any changes.


Problem
Rehab product manufacturers have not embraced the digital retail revolution. The few existing marketplaces charge unrealistic commissions, lack customer service, retain manual processes, and have low subscription.
Solution
RehabPulse
Market
The rehabilitation marketplace continues to grow with digitization of healthcare, ageing, and obesity. In 2017, the total value of medical supplies and equipment sold online in the US was $12B.
Disruption
We are revolutionizing the rehabilitation industry by implementing a streamlined digital marketplace for our proprietary products and third-party vendors.
Team
The ROWHEELS team has deep industry experience. Our CEO has previously overseen a $1B business in this sector.
Ask
We are seeking $1-2M to close out this funding round and execute our business plan.

The solution — RehabPulse

Rowheels developed its own e-commerce store and focused on direct selling to end-users. The strategy helped to quickly spread Rowheels product awareness and even getting noticed by giants like Walmart that selected Rowheels to sell its products on Walmart.com. The early sales success also showed the path of how this model can be enhanced to empower the entire Rehab world. This led to the development of Rehabpulse.com, a leading online platform that has been quickly endorsed by both big and small players to sell their product on this marketplace, without impacting their existing sales channel and maintaining attractive gross margin.

Market Size

With the growth in the ageing population, there is an ever-increasing need for multiple mobility products to sustain independent living. Just in US, by 2030, when all boomers will be older than 65, older Americans will make up 21 percent of the population. There is a growing cost burden on medicare and the self-pay market is growing at a fast rate. The global rehabilitation devices market size was valued at USD 10.5 billion in 2016and is expected to grow at a CAGR of 6.0% from 2017 to total of $16.78 billion in 2025. In 2017, a total $12bn worth of medical equipment and supplies were purchased. The total estimated global revenue from healthcare products brought through e-commerce by 2025 is $463BN, Reference the full report: https://www.reportlinker.com/p05171123

Market Opportunity and Revenue Potential

Rehabpulse.com aims to redefine the future of rehab medical product distribution by reinventing the user experience and empowering the vendors. We believe it has the potential to quickly grow at a scale becoming the Amazon of the rehabilitation world. With just a handful of small players offering an online marketplace in the industry, none with uniqueness and advanced features presented by RehabPulse, we believe we are poised to become a major platform in a short time. In the next phase, the Company plans to develop and automate insurance claim processing online, which could have revenue potential exceeding $100mn in 3 years (similar to the Pillpack story in the pharmacy industry). These projections cannot be guaranteed.



Market size
100%
80%
60%
40%
20%
0%
50%
84%
33%
73%
48%
78%
40%
79%
78%
99%
Total Health Care
Uninsured
Private Insurance
Medicaid
Medicare
Percentage of Non-institutionalized Population with ≥ 1 Chronic Condition
Percentage of Spending on People with Chronic Condition(s)
55%
... of Americans have one or more chronic diseases
$12 billion
... spent online for healthcare and equipment supplies in 2017
$436 billion
... estimated global healthcare e-commerce revenue by 2025
$1.2 trillion
... overall ecommerce market transactions by 2021

Rowheels' core technology is in the wheelsets that can be fitted on most of the major wheelchairs manufacturers. Rowheels recently closed strategic partnership deals with two major manual wheelchair manufacturers to source a fully customized wheelchair frame that is pre-fitted to its proprietary wheelsets and ordered through Rowheels online. The ultimate goal of Rowheels wheelsets business is to offer it as an OEM product to other wheelchair manufacturers. This would be the fastest and most economical path to enable quick spread of Rowheels technology.

Competitive Advantage/IP/Barriers to Entry

There is no direct or similar product/solution like Rowheels patented technology that addresses the significant medical problems faced by users of push motion wheelchairs.

Rehabpulse is a unique and first-ever global technology platform offering several advantages for both vendors and buyers. We believe we enable the best price and deals possible on only a few other platforms that currently exist. Currently for vendors to sell on the existing platforms involves a lengthy manual process, the vendor gives away 40% margin compared to just a 20% charge from Rehabpulse. Offers several unique features such as online vendor registration similar to Amazon, Vendor dashboard, reports, Vendor manages its own shop including pricing, marketing campaigns, Easy upload of products, photos and videos, Rehab TV showing rehab dedicated content, fully customizable option for Rehab products, and dedicated customer service staff with technical expertise. The future incorporation of insurance claim online will be first-ever and huge development also lowering the total cost of healthcare on these devices.

Rowheels is now at an inflection point, seeking to raise the remaining $1-2mm (between this Regulation Crowdfunding campaign and other sources of capital) and execute one of the most disruption plans that will redefine the distribution space in the industry.

Financials With Insurance Claim Integration

FINANCIAL PROJECTIONS: With full automated insurance claim processing online starting end Q3 2021 and international expansion of Rehab Pulse:

($)	2020P	2021P	2022P	2023P	2024P
Revenue	Same as Base Plan	$10mn	$35mn	$60mn	$ 100mn



$100
$80
$60
$40
$20
$0
Millions
2019
2020
2021
2022
2023
2024
Base case
Automated insurance claim processing

Please note: Projections are future events and are not guaranteed.

Potential Exit

Although we cannot guarantee it, we hope for an acquisition by an online healthcare Business/ Amazon/Google/large private equity player or large industry player wanting access to the online distribution channel.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Rowheels successfully patented and commercialized world's first therapeutic wheelchair technology and solved long term medical problems common with traditional push wheelchairs. Instead of following the traditional sales model, Rowheels developed a unique online marketplace for the entire industry: REHABPULSE.COM, revolutionizing the access to rehab products and services. RehabPulse is now set to further disrupt by enabling users to claim their insurance online, reducing healthcare cost.

Where will your company be in 5 years?

We believe Rowheels with Rehabpulse, is a potential high growth business. RehabPulse is targeted to be the leading technology platform to sell the rehabilitation products and services both private pay and by insurance claim, the first ever online marketplace of this kind. The company has modelled a rapid growth plan of $100mn revenue in short time following the insurance claims provision on RehabPulse. This will ultimately lower the cost of healthcare and remove the layers of middlemen.

Why did you choose this idea?

Rowheels re-invented the wheelchair by its pull wheel technology, offering one of the only solution to the medical problem that existed since 140 years of traditional push motion wheelchairs. Rowheels reinvented the distribution through its unique online marketplace that will now also process insurance claim online, cutting middlemen and cost.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Rowheels therapeutic wheelchair technology has been clinically validated to reduce shoulder aches and injuries, improves posture and promotes better breathing to enable long term mobility and reduce the intake of pain meds. Rowheels leading technology e-commerce marketplace, Rehabpulse.com has been endorsed by top players in the industry, their products already being sold on RehabPulse. Several unique features like virtual showroom, remote physical therapy services are being added on RehabPulse that would make it a "goto online marketplace" for all the rehab needs, most suitable in the current Coronavirus situation. With further enabling of online processing of insurance claims will reduce the cost of healthcare and cut the middlemen.

How far along are you? What's your biggest obstacle?

Rowheels wheelchair products are commercialized and are covered by medicare/medicaid insurance and private insurance attributable to the significant medical benefits derived. Rowheels products are currently sold online through Rehabpulse.com and throughout the US via dealers if the patient files a claim through insurance, versus paying privately. Rehabpulse.com has successfully launched the phase 1 of the platform beginning with sales growth increasing 30-50% month on month this year. RehabPulse has been embraced by all major manufacturers who have signed up to sell their products in a very short time. To further accelerate growth and develop phase 2, the business needs to raise $1mn for business dev, marketing and recruitment.

Who competes with you? What do you understand that they don't?

Rowheels wheelset technology has no direct competitor that offers a similar solution with the descirbed medical benefits. Our patented therapeutic wheelchair technology is compatible with a majority of wheelchairs manufactured by key companies. Rehabpulse.com aims to redefine the future of rehab medical products distribution by reinventing the user experience and empowering the vendors. It has the potential to quickly grow and scale becoming the "Amazon of the rehabilitation world". With just a handful of small players selling online in the industry, none have the uniqueness and advanced features developed by RehabPulse. This new commerce site is poised to become a major platform over a short period of time.

How will you make money?

Rowheels generates revenue through sales of its own products and others products on its digital online marketplace.
Rowheels sells its products directly online and also to dealers and Rehab centres for the sales that have insurance claims.
The ultimate goal for product business is to offer Rowheels wheelsets as an OEM product to major wheelchair manufacturers.
Rehabpulse.com generates revenue through product discounts offered by sellers on the online marketplace. In Phase 2, introduction of services business will generate additional revenue from referral fees for the services offered, receive marketing promotion fee from the sellers and ultimately in Phase 3 generate revenue from processing insurance claims online.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Not having enough funds to market and execute the business plan, slowed execution, executive and staff recruitment, high dependency on insurance reimbursement in the U.S. Because our product line has been tested and clinically proven, the benefits are currently being experienced by users. The initial launch of Rehabpulse.com has been endorsed by the end users and key manufacturers. For these reasons, some of the risk in this venture has been minimized, provides confirmation of market need and sets up the next phase of the Company's growth.